Filed by WinVest Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: WinVest Acquisition Corp.

Commission File No.: 001-40796

Xtribe Press Release

On June 18, 2024, Xtribe P.L.C., a public limited company incorporated and registered in England and Wales with number 07878011 (“Xtribe PLC”), distributed a press release addressing the business combination agreement (the “Business Combination Agreement”) by and among WinVest Acquisition Corp. (“WinVest”), WinVest Merger Sub I, LLC, a Delaware limited liability company and wholly owned subsidiary of WinVest, WinVest Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of WinVest (“Merger Sub II”), Xtribe PLC and Xtribe Group, LLC, a Delaware limited liability company and wholly-owned subsidiary of Xtribe PLC (“Xtribe Group,” and, together with Xtribe PLC, “Xtribe”), pursuant to which, among other transactions, Xtribe Group will merge with and into Merger Sub II (together with the other transactions related thereto, the “Business Combination”) with Merger Sub II as the surviving entity and direct wholly-owned subsidiary of WinVest.

The following is an English translation of the press release:

Xtribe towards listing on Nasdaq

June 18, 2024 (Teleborsa) – Xtribe , a geomarketplace platform, aims to be listed on the Nasdaq, with the name “Xtribe Holdings Inc.”, at the time of closing, expected by the end of 2024.

To achieve this objective, Xtribe, a high-tech company in the portfolio of Kobo Funds, and WinVest Acquisition Corp , a special purpose company established to carry out acquisitions and listed on the Nasdaq, have signed a definitive business combination agreement.

After the closing, Xtribe will have its headquarters in the USA.

“I am grateful for WinVest’s commitment to sharing our vision of changing the face of e-commerce. In an industry increasingly projected towards the depersonalization of purchases often made several hundred kilometers away, our goal is instead to promote the local proximity market, with a strong positive impact on communities and the environment. Listing on Nasdaq will allow us to play a leading role in the constantly evolving global retail landscape and exploiting digital innovation. and by implementing artificial intelligence we will allow retailers to be more competitive” declared Enrico Dal Monte, founder and CEO of Xtribe.

Xtribe Press Release

On June 18, 2024, Kobo Funds, a significant investor in Xtribe, distributed a press release addressing the Business Combination.

The following is an English translation of the press release:

Xtribe - the “Geomarketplace” Platform Aims for Listing on Nasdaq through a Business Combination with WinVest Acquisition Corp

London, Milan – June 18, 2024

Kobo Capital Ltd, Financial Advisory and Digital Investment Banking, is pleased to announce that Xtribe Plc, a high-tech portfolio company of Kobo Funds, and WinVest Acquisition Corp, a Nasdaq-listed acquisition company, announced that they have entered into a business combination agreement. The business combination will result in Xtribe being listed on Nasdaq, the U.S. technology stock market, under the name Xtribe Holdings Inc. The closing is expected by the end of 2024.

Xtribe is a geomarketplace platform founded by the Italian entrepreneur Enrico Dal Monte, an expert in banking & finance and CEO of the company, together with Mattia Sistigu , an expert in digital marketing, has focused its strategy on supporting the competitiveness and access to digital of small and medium-sized businesses by facilitating the meeting between supply and demand, incentivizing and speeding up transactions between sellers and users within limited geographical areas.

With a strong connection in Italy, where it will maintain a presence and where the platform was launched and tested, reaching over 1,000,000 downloads with very focused investments, Xtribe will have its headquarters in the USA after the closing.

The XtribeE smartphone application, with its technological systems, allows individuals and companies, thanks to geolocation, to easily exchange goods and services not only online but above all in person, creating a virtual market of proximity, reducing logistics problems and waste, thus promoting a perspective of sustainability, not only environmental but also social.

A unique and innovative form of sustainable e-commerce, which Xtribe focuses on, aims to enhance and support proximity networks in cities and neighborhoods by creating local and real connections between buyers and sellers who also have the opportunity to interact in person. A decidedly positive impact on the local community and the environment but, above all, on small and medium-sized businesses to which it allows easier access to the digital world, preventing them from being excluded from the competition of e-commerce.

Easy and accessible, Xtribe uses advanced machine learning systems, and is integrating artificial intelligence and data analytics capabilities into the platform to offer innovative methods of presenting products and services, personalized recommendations and guarantee efficiency and security of transactions for both buyers and sellers. Xtribe systems are able to analyze and profile tastes and purchasing behaviors, offering great support to the marketing activities of commercial entities by suggesting new products for virtual shop windows.

In parallel with its growth in the Italian market, Xtribe’s strategy includes expansion in the US, initially focusing on the New York metropolitan area, and then expanding into major US urban centres. The business combination agreement values Xtribe post-merger at an implied equity value of $141 million assuming Winvest’s current public shareholders confirm their investment, with adjustments that could include additional investments in Xtribe or Winvest prior to closing.

In the context of Xtribe’s Nasdaq listing, Polytems HIR , a leading advisor in strategic communications with a particular focus on capital market communications, investor relations and financial communications for small-mid cap companies and institutions such as banks, brokers, asset managers, mutual funds and sovereign funds and a trusted advisor to boards of directors of listed companies, has been selected by Kobo Funds as a Venture Partner in Xtribe’s listing.

Enrico Dal Monte, founder and CEO of Xtribe, commented: “I am grateful for WinVest’s commitment to sharing our vision of changing the face of e-commerce. In an industry increasingly oriented towards the depersonalization of purchases often made several hundred kilometers away, our goal is instead to favor the local, proximity market, with a strong positive impact on communities and the environment. The listing on Nasdaq will allow us to play a leading role in the constantly evolving global retail landscape and by exploiting digital innovation and implementing artificial intelligence we will allow retailers to be more competitive and increase sales and consumers to benefit from new connections and ease of access to different markets. I am particularly grateful to Kobo Funds for guiding us from our inception on our technological and listing journey, without which we would not have started this adventure and we are delighted that they are still by our side.”

Alessandro Tosi, managing partner of Kobo Funds, said: “We have followed Xtribe in its growth through several funding rounds, in which the company has raised over 10 million dollars used for the initial development and testing of the platform in Italy, observing its evolution and the feedback received from qualified angel investors, developing an in-depth vision of the company, the business model and the investment opportunity. We are pleased to be at an advanced stage of the listing process and we are also pleased to have selected Polytems HIR as our Venture Partner, in consideration of the experience gained in 25 years in the sector and the specific knowledge of international investor relations.”

Bianca Fersini Mastelloni , CEO of Polytems HIR, comments: “: “We are excited and honored to take on this new role, in view of the ambitious project of listing Xtribe on Nasdaq, which represents for us the opportunity to follow an IPO on one of the most important financial markets in the world and to support Kobo Funds. We are pleased to make our network of international investors available to Xtribe”.

June 2024 Kobo Funds LinkedIn Post

In June 2024, Kobo Funds made the following post on LinkedIn:

This is an important moment for us at Kobo Funds and we’re proud to support ventures such as Xtribe Plc in achieving their goals.

Xtribe Plc is revolutionizing e-commerce by enabling users to buy, sell, rent, and trade products and services with those nearby. Their mission is to make mobile shopping simple, safe, and fast, without any intermediaries—ensuring that proceeds from sales go directly to the sellers. Xtribe Plc is ideal for individuals, retailers, and freelancers, serving as the ultimate neighbourhood e-commerce tool. Over 500,000 users and 4,000 businesses have already embraced Xtribe Plc.

Entrepreneurs - Mattia Sistigu, Enrico Dal Monte

Venture Partner - Bianca Fersini Mastelloni

Rediscover the power of local shopping. Well done Xtribe Plc!

#KoboFunds #Xtribe #localshopping

July 2024 Kobo Funds LinkedIn Post

On July 1, 2024, KOBO Funds made the following post on LinkedIn:

We’re still buzzing: Xtribe Plc is going public!

At Kobo Funds we’re proud to support ventures such as Xtribe Plc in achieving their goals. Meet the personal, pocket-sized Geomarketplace that is revolutionising e-commerce making mobile shopping fast, safe and simple. Without intermediaries Xtribe Plc transforms neighbourhood stores into digital marketplaces allowing users to sell, buy, rent and trade products and services with people nearby.

With over 4,000 local businesses and 500,000 users have already embraced it, Xtribe Plc is ideal for private individuals who can fully benefit from the service for free, as well as for retailers and freelancers who appreciate the app’s ease of use.

Entrepreneurs - Mattia Sistigu, Enrico Dal Monte

Venture Partner - Bianca Fersini Mastelloni

Rediscover the power of local shopping. Well done Xtribe Plc!

#KoboFunds #Xtribe #localshopping

Enrico Dal Monte Interview with CNBC Italy

On July 2, 2024, CNBC Italy released an interview with Enrico Dal Monte, CEO of Xtribe PLC, in which Mr. Dal Monte discussed the Business Combination.

The following is an English translation of the interview:

Presenter: Welcome to all viewers of Class CNBC within our in-depth study dedicated to the world Fintech because today we have an interesting project to be presented i.e. Xtribe. We have the CEO here Enrico Dal Monte. First of all, good morning Mr. Dal Monte.

Enrico Dal Monte (ED): Good morning to you, good morning. Thank you for having us guests.

Presenter: A pleasure because you have developed a geomarketplace platform which now we are going to explain well in detail but the interesting thing for us who are Class CNBC is above all that you have embarked on a path to a listing on the NASDAQ through a business combination that later we’ll explain but first tell us who you are, what you do in particular Xtribe and then we’ll get into the transaction detail. So….

ED: Perfect, well basically Xtribe was born from a necessity or a question that we founders have asked ourselves: how can we make it that commerce is simpler, faster and free of intermediary costs? This is how Xtribe was born. A real geomarketplace.

Presenter: When did this happen?

ED: This happened in about 2014, hence the birth of Xtribe, which is an application that allows you to buy sell, rent, barter products and services close to you in a geolocated disintermediated way and bringing the neighborhood inventory in your pocket and facilitating the interactions of commerce from online to off-line.

Presenter: So let’s make an example. This is your website, this is the PR site of the app, okay, and we’re talking private or …

ED: Both then, both, okay, the private Mr. Denarda, okay, wants to sell his perfect mobile phone, okay, eh, I’m located in Milan via Marco Burigozzo 5.

Presenter: Okay, what do I have to do? How does it work? I see “sell” here I assume I’ll go…on the application.

ED: Download the application.

Presenter: Okay.

ED: You register …

Presenter: Okay …

ED: Create your profile, upload the object that you want to sell.

Presenter: Famous mobile phone…

ED: Technically, it takes 30 to 35 seconds, you write the description, enter the location …

Presenter: My location…

ED: The location of the of the item and from there you are already selling …

Presenter: And then what happens?

ED: Then someone from our community who is interested in your phone, who is interested in the item that you have put up for sale, will contact you with an internal chat.

Presenter: Okay up to here. However, in short, there are many other marketplaces that do this. What’s your added value?

ED: Our added value is that we encourage people to meet, so there’s no shipment, there’s no online payment. We promote the contact between people go back to interacting thanks to the product. Therefore, it can spark a negotiation, there can be a sale, you get to know new people and you take home the product that you just bought.

Presenter: This is practically exclusive to my area. Unless there’s someone who wants to take a trip to a specific place.

ED: Sometimes it happens with items of great interest like iPhone 15 or iPhone 14 where people are willing to pick them up.

Presenter: But in short, the idea is to disintermediate. Above all, it occurs to me, the shipping cost.

ED: There is a drastic reduction of the time between purchase and between the search and the purchase deletes the shipping costs and reduces drastically the emission of CO2. This is a big difference between us and grown-up marketplaces that have products on the other side of the world. So not always the desired product turns out to be on the other side of the ocean but maybe it’s in our city. I’ll give you a trivial example: within 300 meters of Corso Buenos Aires there are about 4,300 shops that probably carry almost all of the products we need.

Presenter: Ah, that’s because you also have shops you work with.

ED: That’s another difference between us and others: we have a store profile, which is a business profile designed for shopkeepers or professionals because we sell both products and services. It’s a profile that allows businesses to have more features than the profile free of charge and therefore allows the shopkeeper to drive our community into the store: I enter a shop to buy a mobile phone and I walk out with an iPad too.

Presenter: Ok, here we are greedy by nature here is CNBC so I have to ask you then what is the business model but I’ll get to that in a moment because you also told me about services and here I see “rent”, is there also a rental service?

ED: Another difference between us and other marketplaces is that we feature all other traits of trade: rental and also barter. I’ll explain: Let’s say I’m a lawyer and I need to cut the grass on my lawn So, I can barter an hour of my time with the rent of your mower.

Presenter: This is cool…

ED: The social aspects of trade are triggered thanks to the new technologies: Let’s get back to business the old fashioned way: we talk to the seller and start a real negotiation.

Presenter: Yes, well… you can find a solution for everything because the solution exists. Usually there’s always a point of balance. Where supply meets demand. What is the Business model?

ED: Our business model is based on a service subscription for the world of professional and therefore small and microbusinesses and professionals pay us a monthly subscription to access the platform in unlimited mode.

Presenter: What is the difference between unlimited version and the free version for all?

ED: Professional users of the application have no upload limits, meaning that stores can upload the whole inventory in their possession. On the other hand, the free user has three products. Three services that are always free. Let me explain better: Free users have three slots and when they sell, they free up slots and are constantly rotating. So they can fill them up with new products. In addition to this we have other different business models with one related to the world of GDO, therefore, a sort of electronic flyer for the world of large-scale distribution.

Presenter: Marketing & Promotion…

ED: Additionally, we give to both the free user and the store that for the ability to buy additional slots or special advertising areas within the app.

Presenter: As we’ve said you started in 2014 with the IT development. I assume that it’s all done.

ED: It’s all done, and we have already done a market test or rather proof of concept in Italy. We did marketing campaigns that allowed us to evaluate what drives the acquisition cost and at the end of the story what is important to us is how much will it cost to acquire a free user, how much does it cost us to acquire a professional user.

Presenter: And retain them …

ED: It is a process and the difficulty of this process is not as easy as getting a download but it’s about getting inside people’s heads and make the person put the hand in the pocket, take out the phone enter the Apple Store or Google Play Download the application, register, upload a product and continue to use it. So it’s a very long process.

Presenter: Well I think once you get past the first step…

ED: When you passed the first two-three steps usually it begins to have an interesting outlook.

Presenter: Ah, you say that it’s not that immediate.

ED: It’s not like that immediate, it takes a great deal of marketing.

Presenter: Eh cost for this is the real…

ED: That’s why we started this process and…

Presenter: Then come on and let’s jump in the listing process. First and foremost you are Italians because the other founder….

ED: The other founder, Mattia Stigigu is also Italian, yes, both absolutely Italian, one of Pesaro, the other originally from Vicenza.

Presenter: Then you both have a curriculum tied to Tech anyway I was reading.

ED: Yes, yes, absolutely. Mattia is specialized in the world of social media and marketing strategy. In fact, he now covers the role of Chief Strategies Officer within Xtribe.

Presenter: Structure okay and it’s already active, right?

ED: Absolutely, we have over a million downloads.

Presenter: Ah okay.

ED: So we’re real…

Presenter: That’s only in Italy or are…

ED: We started the American startup…

Presenter: Okay.

ED: When we say America, we mean New York City.

Presenter: Okay.

ED: Our model is a model that works in cities with high population density.

Presenter: Okay.

ED: So as far as Italy, we are in the scale-up phase is Milan, Naples, Turin, and then move on to the next to medium-sized cities, Bologna, Florence, Verona.

Presenter: Yes, I assume that the big business will be in metro areas then it happens what you can move to.

ED: Yes, it can happen and yet here is another difference between us and other marketplaces: I have the opportunity inside Xtribe to take with me the product. Now we are in Via in Coraggi Marco Burigozzo you upload your product here and this evening you are home your product follows you so it’s visible here now and at home at 8 p.m.

Presenter: Nice.

ED: This is nice so it increases the possibility to be seen by different users.

Presenter: But why?

ED: Follows your phone trivially, follows the geolocation of your phone so I can place it in a fixed position or following constantly your device. Here’s why: it’s only an application not a website.

Presenter: Ah, I understand now the geomarketplace.

ED: That’s why it’s a real geomarketplace neighborhood marketplace. Because today I’m in Beatrice Deste, tomorrow I’m in Belchiaro and Gioia are at the end of the day Lugano where I live, and the product continues to follow me.

Presenter: But there come into play GDPR privacy issues.

ED: We are compliant from this point of view and we were able to be compliant also for the new legislation in California. And this was almost imposed by the financial path that we have made and it has brought big efforts from a structural point of view also because we are considered big data on par with Google.

Presenter: That’s interesting because it is big data.

ED: There’s big data and we have all the management and all monitoring in place we try to be as less invasive as possible, but we are fundamentally very much aligned with the market standards.

Presenter: But the data will tell us without any kind of connection to the real person.

ED: But the data is there, the data is there and we can work with and it allows us to create specific activities according to not only to age and profiling of the person, but also the areas where the person is. Of course, Milan’s ways of buying are certainly very different from those of Naples.

Presenter: Of course, of course, of course, and then in short, have the products put in place more efficiently. Then, for example, now with artificial intelligence you can do anything.

ED: We are already working on AI. We are evaluating several options. Because you can’t have everything also because it is a question that is often tied to budget.

Presenter: Eh no.

ED: Almost always budget, eh, we’re looking at some options and we’re trying to do our in-house study on how to implement artificial intelligence. Within our app we already have very clear ideas, the final goal for us is to make the activity inside the store. The smartest possible store and to make it easier for the shopkeeper as well to propose which is the best product for the customer in front of him.

Presenter: Of course, of course, So let’s talk about the of the transaction you are already started.

ED: Yes, we’ve already started, we have already signed a merger agreement on 9 May, now we started the bureaucratic file submission to the SEC. I think that in the next 15 days we will submit the documents. This will allow us to wait for the questions and various comments from of the supervisory body to reach the listing towards the end of mid-October November. We expect by the end of the year.

Presenter: An idea of how much you could raise?

ED: Initially, we thought we would do a funding between $20 and $30 million. Today fortunately, in fact we say fortunately, interest from investors both institutional and Family Offices asset managers…

Presenter: And my next question is why did you choose America and not Italy or Europe?

ED: Good question: We have chosen America for two reasons: from an industrial point of view, because the Real Big Cookies are in America.

Presenter: From a financial point of view if you pick up two here, you pick up four there. I have to contradict you because the raise is only European, ah why didn’t you open to the Americans?

ED: We are thinking about it in a second raising. We try to bring the finance at the service of the real economy. So we tried to transfer to our investors the concept that not only in America, everything works, let’s try to make it work here and maybe using the American tool.

Presenter: Hence the American market that gives liquidity that gives visibility. The raise here is instrumental to our supporters who are basically between Treviso and Lugano.

ED: Yes, ah well, we have some exceptions obviously more international ones like London though yes.

Presenter: Why not put it all together both European and American right away?

ED: Because we like the idea of making a step by step process, try to do it the as well as possible to satisfy our investors. The truth is that participating in an American Listing in America is almost normal as a European, it’s almost a dream, so to be able to make this dream come true also for our investors, makes us proud.

Presenter: No oh well, clear, clear so then we said next steps the filing will be presented shortly just the file yes the last file, okay, the then the summer will pass, you have to address the questions that the SEC will ask.

ED: A number of comments tend to be financial or administrative or even sometimes on some individual subjects.

Presenter: At the end a market capitalization of how much?

ED: The implied valuation is at $141 million, ah but yes, due to both the assessment that the SPAC has made on us plus the number of shares issued today by the SPAC that are in the trust account. Good for the European world, and a good fit for the American world. We’re still very small though with growth potential.

Presenter: Growth potential. Okay then, our time is over. Thank you all for your attention.

About Xtribe

Xtribe PLC is a technology company that operates a digital platform that aims to connect buyers and sellers. Through its advanced features and commitment to sustainability, Xtribe aims to empower businesses, foster economic growth, and create a vibrant and inclusive online community.

About WinVest

WinVest is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Additional Information and Where to Find It

In connection with the Business Combination, WinVest intends to file with the SEC a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which will include a proxy statement/prospectus that will be both the proxy statement to be distributed to holders of WinVest’s common stock in connection with WinVest’s solicitation of proxies for the vote by WinVest’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Xtribe shareholders in the Business Combination. After the Registration Statement is declared effective, WinVest will mail the definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS OF WINVEST AND XTRIBE AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT INCLUDED IN THE REGISTRATION STATEMENT AND THE AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT XTRIBE, WINVEST, THE BUSINESS COMBINATION AND RELATED MATTERS. The definitive proxy statement will be mailed to stockholders of WinVest as of a record date to be established for voting on the Business Combination. The Registration Statement and any other relevant filed documents (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WinVest upon written request at WinVest Acquisition Corp.,125 Cambridgepark Drive, Suite 301, Cambridge, MA, 02140.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Business Combination described herein, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the Business Combination, including the anticipated initial enterprise value and post-closing equity value, the benefits of the Business Combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “anticipate,” “expect,” “believe,” “estimate,” “intend,” “may,” “plan,” “proposed,” “seek,” “will,” “would,” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks, uncertainties and assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: risks related to the expected timing and likelihood of completion of the Business Combination, including the risk that the Business Combination may not close due to the failure to receive the required securityholder approvals or due to one or more other closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; the risk that WinVest may not receive the benefits of the Business Combination; WinVest’s or the combined company’s inability to meet Nasdaq’s listing standards; the costs related to the Business Combination; Xtribe’s ability to manage growth; Xtribe’s ability to execute its business plan; risks related to the ability of WinVest and Xtribe to successfully integrate their respective businesses; general economic and market conditions; the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of Xtribe or WinVest; risks related to disruption of management time from ongoing business operations due to the Business Combination; the risk that any announcements relating to the Business Combination could have adverse effects on the market price of WinVest’s securities; the risk that the Business Combination and its announcement could have an adverse effect on the ability of Xtribe to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; and risks relating to the combined company’s ability to enhance its services and products, execute its business strategy, expand its customer base and maintain stable relationship with its business partners.

A further list and description of risks and uncertainties can be found in WinVest’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on April 15, 2024 (the “2023 Form 10-K”) and in the Registration Statement that will be filed with the SEC by WinVest in connection with the Business Combination, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and WinVest, Xtribe and their subsidiaries undertake no obligation to update or revise forward-looking statements, whether as a result of new information or to reflect events or circumstances occurring after the date they were made except, as required by law or applicable regulation.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy any securities of WinVest or Xtribe, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Additional information and disclosures would be required for a more complete understanding of the respective financial positions and results of operations of WinVest and Xtribe as of, and for the fiscal year ended, December 31, 2023.

Participants in the Solicitation

WinVest and Xtribe, certain stockholders of WinVest, and WinVest’s and Xtribe’s respective directors, executive officers and employees and other persons, may be deemed to be participants in the solicitation of proxies from the holders of WinVest common stock in connection with the Business Combination. Information about WinVest’s directors and executive officers and their ownership of WinVest common stock is set forth in the 2023 Form 10-K, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of that filing. Other information regarding the identity of and interests of the participants in the proxy solicitation, including Xtribe’s directors and executive officers, will be included in the registration statement pertaining to the Business Combination when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Contact

WinVest Acquisition Corp.

Manish Jhunjhunwala

(617) 658-3094